Exhibit 4.3

                    PROVIDENCE AND WORCESTER RAILROAD COMPANY

                             ANNIVERSARY STOCK PLAN


     1. Purpose. Providence and Worcester Railroad Company (the "Company") desires to reward employees who have demonstrated a long-term commitment to the success of the Company.

     2. Definitions.

          A. "Company" means Providence and Worcester Railroad Company, a Rhode Island corporation.

          B. "Employee" means each person who is employed by the Company.

          C. "Eligible Employee" means each Employee who meets the eligibility requirements set forth in Section 4.

          D. "Plan" means this stock bonus plan of the Company, as the same may be amended from time to time. The Plan may be referred to as the "Anniversary Stock Plan."

          E. "Board" means the Board of Directors of the Company.

          F. "Administrator" means the person appointed by the Board to administer the Plan as provided in Section 3.

          G. "Plan Year" means the calendar year.

          H. "Effective Date" means October 22, 1998, the date as of which the Plan shall be effective.

          I. "Common Stock" means the Company's common stock, $.50 par value per share.

          J. "Full-time Employment" means continuous employment by the Company of at least 1,000 hours in a year (a period of 12 consecutive calendar months), excluding employment as a seasonal, temporary, special, or extra employee. Employment by a corporation prior to the date such corporation became acquired by the Company shall not be considered as Full-time Employment.

     3. Administration. The Plan shall be administered by the Administrator. The Board shall appoint the Administrator. Subject to and not inconsistent with the express provisions of the Plan, the Administrator shall have plenary authority to, in his or her discretion, to make all determinations deemed necessary or advisable for the administration of the Plan. No Administrator shall be liable for any loss or damage or depreciation which may result in connection with the execution of his or her duties or the exercise of his or her discretion or from any other act or omission hereunder, except when due to his or her gross negligence or willful misconduct. The Company shall indemnify and hold harmless each Administrator from any and all claims, losses, damages, expenses (including reasonable counsel fees approved by the Board), and liabilities (including any amounts paid in settlement with the Board's approval) arising from any act or omission of such Administrator, except when the same is judicially determined to be due to the gross negligence or willful misconduct of such Administrator.

     4. Eligibility. An Employee shall be an Eligible Employee if and when the following conditions are satisfied:

          (a)  The Employee shall be employed in Full-time Employment; and

          (b) The Employee has not previously received a stock bonus under the Plan; and

          (c) (i) From January 1, 1998 through December 31, 1998, the Employee shall have or will have completed twenty-five years (a period of 300 consecutive calendar months) of Full-time Employment; or

               (ii) After December 31, 1988 and during any Plan Year, the Employee shall have or will have completed twenty-five continuous years (a period of 300 consecutive calendar months) of Full-time Employment.

     5. Stock Bonus Awards. Eligible Employees shall receive a stock bonus of 25 shares of Common Stock. Certificates for any stock bonus shall be issued to the Eligible Employees annually on or before the last day of the Plan Year. Upon the issuance of the stock certificates to an Eligible Employee, such Eligible Employee shall have all the rights of a shareholder with respect to such shares of Common Stock.

     6. Amendment and Termination. The Company reserves the right at any time and from time to time to modify, suspend, amend, or terminate the Plan in whole or in part by delivering to the Administrator a copy of such modification, suspension, amendment, or termination executed by any officer of the Company. Notwithstanding anything herein contained, the Company upon any such termination of the Plan, shall have no obligation or liability whatsoever to make any further awards to any Employee, nor shall any Employee or other person have any right to compel the Company to make any award after the termination of the Plan.

     7. Shares Subject to the Plan. The Common Stock to be issued and delivered to the Company pursuant to the Plan may be either authorized by unissued shares or treasury shares of the Company. The aggregate number of Common Shares of the Company which may be issued under the Plan shall not exceed 5,000 shares of Common Stock; subject, however, to the adjustment provided in Section 8.

     8. Share Adjustments. In the event there is any change in the number of shares of Common Stock outstanding resulting from stock splits, stock dividends, combinations or exchanges of shares, or other similar capital adjustments, equitable proportionate adjustments shall automatically be made, without further action by the Company or the Administrator, in the number of shares issuable as a stock bonus and available for award under the Plan.

     9. Tax Withholding. Upon any award of a stock bonus hereunder, the Administrator shall provide appropriate arrangements for the satisfaction by the Company and the Eligible Employee of all federal, state, local or other income, excise or employment taxes or tax withholding requirements applicable to the receipt of Common Stock as determined by the Administrator.

     10. No Effect on Employment Status. The fact that an Employee has been granted a stock bonus under the Plan shall not limit or otherwise qualify the right of the Company to terminate the Employee's employment at any time.

     11. Compliance with Securities Laws. Common Stock issued by the Company pursuant to the Plan shall be granted and issued only in full compliance with all applicable securities laws, including laws, rules and regulations of the Securities and Exchange Commission and applicable state Blue Sky Laws. With respect thereto, the Board and the Administrator may impose such conditions on transfer, restrictions and limitations as they may deem necessary and appropriate to ensure compliance with such applicable securities laws.

     12. Rhode Island Law to Govern. The Plan shall be construed in accordance with and governed by the laws of the State of Rhode Island.

     IN WITNESS WHEREOF, the Company has caused this Providence and Worcester Railroad Company Anniversary Stock Plan to be executed by its duly authorized officer as of the 21st day of October, 1998.


                                      PROVIDENCE AND WORCESTER RAILROAD COMPANY


                                      By: /s/ Heidi J. Eddins

                                      Name (printed): Heidi J. Eddins

                                      Title:  Vice President, Secretary and
                                              General Counsel